Exhibit 99.1

May 28, 2026	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: BTQ TECHNOLOGIES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 23, 2026
Record Date for Voting (if applicable) :	June 23, 2026
Beneficial Ownership Determination Date :	June 23, 2026
Meeting Date :	August 12, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	055869101	CA0558691014

Sincerely,

Computershare
Agent for BTQ TECHNOLOGIES CORP.